UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SFX Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

784178303
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,531,608
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,531,608
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,531,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.86%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,997,608
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,997,608
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,997,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.75%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 by Robert F.X. Sillerman and Sillerman Investment Company III LLC (“SIC”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of SFX Entertainment, Inc. (the “Company”), as amended by Amendment No. 1 thereto filed on March 5, 2015,  Amendment No. 2 thereto filed on May 27, 2015 and Amendment No. 3 thereto filed on May 29, 2015 (as so amended, the “Statement”).   Capitalized terms not defined in this Amendment No. 4 have the meaning ascribed to them in the Statement.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Statement is hereby amended and supplemented by adding the following:

The description of the Purchase Agreement and the letter agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.  The Reporting Persons intend to fund the transactions contemplated by the Purchase Agreement and the letter agreement with available cash.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On June 17, 2015, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with SIC and two other purchasers party thereto (collectively, the “Purchasers”) pursuant to which the Company sold to the Purchasers on June 18, 2015 an aggregate of 3,342,555 shares of Common Stock (the “Shares”).  Pursuant to the Purchase Agreement, 2,305,210 Shares were sold to Wolverine Flagship Fund Trading Limited and Virtual Point Holdings, LLC, two investment funds not affiliated with the Company, for aggregate consideration of $10.0 million in cash, representing a purchase price of $4.338 per share, and 1,037,345 Shares were sold to SIC for aggregate consideration of $5.0 million in cash, representing a purchase price of $4.82 per share, which equals the closing price of the Common Stock on NASDAQ immediately preceding the entry into the Purchase Agreement.

At the request of the Purchasers (other than SIC) and as a condition to Purchasers’ willingness to consummate the transactions contemplated by the Purchase Agreement, Mr. Sillerman entered into a letter agreement with each Purchaser (other than SIC) pursuant to which Mr. Sillerman has granted each such Purchaser a put right (the “Put Right”) to sell to him all or a portion of the Shares issued under the Purchase Agreement at a price of $5.25 per share in cash (the “Put Price”), subject to the terms and conditions set forth in the letter agreement. As disclosed previously, affiliates of Mr. Sillerman have entered into a definitive merger agreement with the Company (the “Merger Agreement”) pursuant to which an affiliate of Mr. Sillerman will acquire all of the Common Stock not already owned by him, and the Put Price is equal to the cash merger consideration contemplated by the Merger Agreement.  The Put Right is exercisable during a period beginning on the earliest to occur of (i) January 6, 2016, (ii) the termination of the Merger Agreement or abandonment of the transactions contemplated thereby and (iii) the date on which the Company enters into a definitive agreement with a third-party to acquire all or substantially all of the assets or shares of common stock of the Company, and ending on the later of (x) June 17, 2016 and (y) if the Merger Agreement is terminated, the tenth business day following the public announcement of such termination.  The letter agreement further provides that in lieu of purchasing the Shares upon the exercise of the Put Right by any Purchaser (the Shares to be sold pursuant to the exercise of the Put Right, the “Put Shares”), Mr. Sillerman may elect to require the Purchaser to sell the Put Shares in open market transactions and, upon completion of such sale, Mr. Sillerman will pay to the Purchaser an amount equal to the difference between (A) the aggregate Put Price payable in respect of the Put Shares that were sold by the Purchaser in open market transactions and (B) the net proceeds received by the Purchaser for such Put Shares.  Subject to limited exceptions, the Put Right is not transferrable by any Purchaser.

The foregoing description of the Purchase Agreement and the letter agreement is qualified in its entirety by reference to such agreements, which are filed herewith as Exhibits 10.1 and 10.2 respectively.

In addition, on June 19, 2015, Mr. Sillerman issued a press release reaffirming his proposed transaction to acquire all of the outstanding common stock of the Company not already owned by him pursuant to the terms of the Merger Agreement.  A copy of the press release issued by Mr. Sillerman is filed as Exhibit 99.1 to this Amendment No. 4 and incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Amendment No. 4 is hereby amended and restated as follows:

(a)(b)
As of June 18, 2015, Mr. Sillerman was the beneficial owner of, and held the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 36,531,608 shares of Common Stock, representing 36.86% of the outstanding shares of Common Stock.  These shares include:

	1.	1,500,000 shares of Common Stock subject to stock options held by Mr. Sillerman that are currently exercisable or exercisable within sixty (60) days of June 18, 2015;

2.
30,997,608 shares of Common Stock, representing 31.75% of the outstanding shares of Common Stock, held by SIC (of which Mr. Sillerman is the sole member and manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by SIC);

	3.	1,333,000 shares of unvested restricted Common Stock held by Mr. Sillerman; and

4.
2,701,000 shares of Common Stock subject to certain nominee agreements described in Item 6 (each a “Nominee Agreement” and, collectively, the “Nominee Agreements”) with various stockholders of the Company (such stockholders, the “Beneficiaries”).  Each Nominee Agreement names Mr. Sillerman as the nominee with respect to the shares subject to such Nominee Agreement and gives him the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares.

The percentages of the outstanding shares set forth above were calculated based on 97,618,058 shares of Common Stock outstanding as of June 18, 2015.

(c)	The disclosure in Item 4 is incorporated herein by reference.

Except as set forth above, as of June 18, 2015, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days.

(d)
With respect to the 30,997,608 shares of Common Stock held directly by SIC, as the sole member and manger of SIC, Mr. Sillerman has, as of June 18, 2015, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

With respect to the 2,701,000 shares of Common Stock that are the subject of the Nominee Agreements, as of June 18, 2015, the Beneficiaries have the right to receive and the power to direct the receipt of dividends (other than dividends in the form of additional shares of Common Stock, which will be held by Mr. Sillerman as the nominee) from, or the proceeds from the sale of, such shares.

(e)	Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the following:

The descriptions of the Purchase Agreement and the letter agreement set forth in Item 4 above are incorporated by reference in their entirety into this Item 6.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 10.1
Securities Purchase Agreement, dated as of June 17, 2015, by and among SFX Entertainment, Inc. and the Purchasers thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on June 18, 2015)

Exhibit 10.2
Form of Letter Agreement regarding Put Right, dated as of June 17, 2015, by and between Robert F.X. Sillerman and other parties thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on June 18, 2015)

Exhibit 99.1	Press Release dated June 19, 2015

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated:  June 19, 2015

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/ Robert F. X. Sillerman

Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 10.1
Securities Purchase Agreement, dated as of June 17, 2015, by and among SFX Entertainment, Inc. and the Purchasers thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on June 18, 2015)

Exhibit 10.2
Form of Letter Agreement regarding Put Right, dated as of June 17, 2015, by and between Robert F.X. Sillerman and other parties thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on June 18, 2015)

Exhibit 99.1	Press Release dated June 19, 2015